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                                                                  EXHIBIT 99.2

Contact:  Jeffrey J. Hattara          (NYSE-BMC)
          (612) 851-6030              FOR IMMEDIATE RELEASE



          BMC INDUSTRIES, INC. ADOPTS SHARE RIGHTS PLAN




June 30, 1998 -- Minneapolis, Minnesota - The Board of Directors of BMC Industries, Inc., today announced it has adopted a Share Rights Plan.

Under the Plan, the Board of Directors has declared a dividend distribution of one Preferred Share Purchase Right on each outstanding share of BMC's Common Stock held by shareholders of record as of the close of business on July 20, 1998. The Rights will expire on July 20, 2008.

The Share Rights Plan is intended to increase the likelihood that the Company's shareholders will realize the long-term value of their investment, and that all shareholders will receive fair and equal treatment in the event of a takeover attempt of the Company. The Rights Plan was not adopted in response to any current takeover approach or similar development.

The Rights will generally become exercisable after any person or group acquires beneficial ownership of 15 percent or more of the Company's Common Stock or announces a tender or exchange offer that would result in that person or group beneficially owning 15 percent or more of the Company's Common Stock. Each Right will entitle shareholders to buy one five-hundredth of a share of a newly created series of preferred stock at an exercise price of $75 (subject to adjustment) upon certain events.

If any person or group becomes owner of 15 percent or more of the Company's Common Stock, each Right will entitle its holder (other than such person or member of such group) to purchase, at the Right's then-current exercise price, shares of the Company's Common Stock having a value of twice the Right's then-current exercise price (subject to possible adjustments).

In addition, if the Company is acquired in a merger or other business combination transaction, or sells 50 percent or more of its assets or earnings power, each Right will generally entitle its holder to purchase, at the Right's then-current exercise price, common shares of the acquiring company having a market value of twice the Right's then-current exercise price.

In certain circumstances, the Company may exchange the Rights for shares of its Common Stock, delay or temporarily suspend the exercisability of the Rights or reduce the 15 percent stock ownership threshold to not less than 10 percent.

                                       -more-

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At the option of the Board of Directors, the Company may redeem the Rights at
$.001 per Right at any time prior to the public announcement that a 15 percent or more position has been acquired and, unless there has been a change in control of the Board, during the 20 day period thereafter (subject to possible extension).

Further details of the Share Rights Plan will be outlined in a letter that will be mailed to all shareholders of record as of July 20, 1998.

BMC Industries, Inc. is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC.

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